March 8, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, DC 20549-3628

Attention:                                         Christina Chalk

Gabriel Eckstein

Re:                             Taomee Holdings Limited

Amendment No. 1 to Schedule 13E-3
Filed February 18, 2016
File No. 005-86594

Dear Ms. Chalk and Mr. Eckstein:

On behalf of Taomee Holdings Limited, a company organized under the laws of the Cayman Islands (the “Company”), we have set forth below response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 29, 2016 with respect to the Amendment No. 1 to Schedule 13E-3, File No. 005-86594 (the “Schedule 13E-3”) filed on February 18, 2016 by the Company and the other filing persons named therein. For your convenience, the Staff’s comment is repeated below in bold and italics, followed by the response of the filing persons.

Please note that reference to page numbers in the response is reference to the page number in Amendment No. 2 to the Schedule 13E-3 (the “Amendment No. 2”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comment. The Amendment No. 2 and the Revised Proxy Statement each incorporate the changes made in response to the Staff’s comment, as well as certain other updated information. In addition, a marked copy of the Amendment No. 2 and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being provided separately to the Staff via email.

We represent the Company. To the extent any response relates to information concerning any of Orient TM Parent Limited, Orient TM Merger Limited, Mr. Benson Haibing Wang, Mr. Roc Yunpeng Cheng, Mr. Jason Liqing Zeng, Joy Union Holdings Limited, Charming China Limited, Frontier Technology Holdings Limited, Speednext Industrial Limited, Dongzhengruibo (Shanghai) Investment Center (Limited Partnership), or Orient Ruide Capital Management (Shanghai) Co., Ltd., such response is included in this letter based on information provided to the Company and us by such other entities or persons or their respective representatives.

Exhibit (a) — (1)

Special Factors

Background of the Merger, page 25

1.                  We note your added disclosure in the third paragraph on page 25 in response to prior comment 10. Please clarify when the discussions with the various private equity firms were ultimately discontinued. To the extent that such discussions were discontinued after Messrs. Wang and Cheng met with representatives of Orient Ruide, explain the reason for and effect of the overlap.

In response to the Staff’s comment, the preliminary proxy statement has been revised to clarify that the discussions with the various private equity firms were ultimately discontinued prior to Messrs. Wang and Cheng’s meeting with representatives of Orient Ruide on March 28, 2015. Please refer to the updated disclosure on page 25 of the Revised Proxy Statement.

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Orient TM Parent Limited, Orient TM Merger Limited, Mr. Benson Haibing Wang, Mr. Roc Yunpeng Cheng, Mr. Jason Liqing Zeng, Joy Union Holdings Limited, Charming China Limited, Frontier Technology Holdings Limited, Speednext Industrial Limited, Dongzhengruibo (Shanghai) Investment Center (Limited Partnership), and Orient Ruide Capital Management (Shanghai) Co., Ltd.

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2

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please do not hesitate to contact the undersigned at +86-21-8017-1200.

Sincerely,

FENWICK & WEST LLP

/s/ Karen M. Yan

Karen M. Yan

cc:                                James T. Lidbury, Ropes & Gray LLP

Stephanie Tang, Esq., Shearman & Sterling

3

March 8, 2016

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 29, 2016 with respect to the Amendment No. 1 to Schedule13E-3, File No. 005-86594 (the “Schedule 13E-3”), filed on February 18, 2016 by the Company and the other filing persons named therein, each of the undersigned hereby, severally but not jointly, acknowledges that in connection with Amendment No. 2 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•                  the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comment or changes to disclosure in response to Staff comment do not foreclose the Commission from taking any action with respect to the filings; and

•                  the filing person may not assert Staff comment as a defense in any proceeding initiated by the Commission or any person under  the federal securities laws of the United States.

Taomee Holdings Limited

By	/s/ SAM LAWN
Name:	Sam Lawn
Title:	CFO

Orient TM Parent Limited

By	/s/ HAI FENG
Name:	Hai Feng
Title:	Director

Orient TM Merger Limited

By	/s/ HAI FENG
Name:	Hai Feng
Title:	Director

Mr. Benson Haibing Wang

/s/ BENSON HAIBING WANG
Benson Haibing Wang

Mr. Roc Yunpeng Cheng

/s/ ROC YUNPENG CHENG
Roc Yunpeng Cheng

Mr. Jason Liqing Zeng

/s/ JASON LIQING ZENG
Jason Liqing Zeng

Joy Union Holdings Limited

By	/s/ BENSON HAIBING WANG
Name:	Benson Haibing Wang
Title:	Director

Charming China Limited

By	/s/ ROC YUNPENG CHENG
Name:	Roc Yunpeng Cheng
Title:	Director

Frontier Technology Holdings Limited

By	/s/ JASON LIQING ZENG
Name:	Jason Liqing Zeng
Title:	Director

Speednext Industrial Limited

By	/s/ JASON LIQING ZENG
Name:	Jason Liqing Zeng
Title:	Director

Dongzhengruibo (Shanghai) Investment Center (Limited Partnership)

By	/s/ HAI FENG
Name:	Hai Feng
Title:	Authorized Signatory

Orient Ruide Capital Management (Shanghai) Co., Ltd.

By	/s/ BO CHEN
Name:	Bo Chen
Title:	Chairman of the Board of Directors